RemoteMDx, Inc.

June 12, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Mail Stop 3720
Washington, D.C. 20549

ATTN:	Larry Spirgel, Assistant Director
Inessa Kessman, Sr. Staff Accountant
Dean Suchiro, Sr. Staff Accountant
Jessica Plowgian, Staff Attorney
Robert Bartelmes, Sr. Financial Analyst

Re:	RemoteMDx, Inc.
Form 10-KSB for Fiscal Year Ended September 30, 2007
Filed January 15, 2008
Form 10-QSB for Fiscal Quarter Ended December 31, 2007
File No. 000-23153

Ladies and Gentlemen:

We refer you to the letter of the staff of the Securities and Exchange Commission (the "Staff") dated May 22, 2008 (the  "Comment Letter") with regard to the annual report on Form 10-KSB (the “Annual Report”) and the quarterly report on Form 10-QSB (the “Quarterly Report”) referenced above and filed by RemoteMDx, Inc. (“RemoteMDx” or the “Company”). The Staff also sent letters to the Company on March 13, 2008 and May 12, 2008, to which the Company responded on April 28, 2008 and May 14, 2008, respectively.

This letter is directed to you on behalf of the Company and contains our responses to the Staff's questions communicated telephonically to the Company on June 10, 2008 and June 11, 2008.  The Company intends to revise the Annual Report and the Quarterly Report and file an amended Annual Report on Form 10-KSB/A (the “10-KSB/A”) and an amended Quarterly Report on Form 10-QSB/A (the “10-QSB/A”) when all comments have been resolved with the Staff.  The 10-KSB/A and the 10-QSB/A are sometimes referred to collectively in this letter as the “Amended Reports.”

For your convenience in reviewing our responses, we have included the Staff’s questions and comments communicated telephonically to the Company on June 10, 2008 and June 11, 2008, followed by our response to each.

Security and Exchange Commission
June 12, 2008

1.	Is the Company providing monitoring services to SIH?

Response:

To date, the Company has not provided monitoring services to SIH.

2.	If the Company provides monitoring services to SIH in the future, will the Company charge SIH for those services?

Response:

Yes, the Company will charge SIH for monitoring services if they are provided to SIH in the future.  However, no definitive pricing for monitoring services has been negotiated.  Therefore, pricing will be determined at a later date.

3.	The Company’s revenue recognition policy regarding multiple element arrangements should describe that the Company obtains the fair value of monitoring services by surveying comparable companies.

Response:

We will revise the multiple element arrangement section of our revenue recognition policy to describe that the Company obtains the fair value of monitoring services by surveying comparable companies.  The revised disclosure is anticipated to read as follows in the Amended Reports (see the bold and underlined text for the revision to the earlier draft):

Multiple Element Arrangements

The majority of the Company’s revenue transactions do not have multiple elements. On occasion, the Company has revenue transactions that have multiple elements (such as product sales and monitoring services).  For revenue arrangements that have multiple elements, the Company considers whether: (i) the delivered devices have standalone value to the customer; (ii) there is objective and reliable evidence of the fair value of the undelivered monitoring services, which is generally determined by surveying the price of competitors’ comparable monitoring services; and (iii) the customer does not have a general right of return.  Based on these criteria, the Company recognizes revenue from the sale of devices separately from the monitoring services to be provided to the customer.  In accordance with EITF 00-21, if the fair value of the undelivered element exists, but the fair value does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method as applied to these particular transactions, the fair value of the undelivered element (the monitoring services) is deferred and the remaining portion of the arrangement (the sale of the device) is recognized as revenue when the device is delivered and all other revenue recognition criteria are met.

Securities and Exchange Commission
June 12, 2008

4.
The Staff’s understanding of the Company’s revenue recognition policy is that the Company recognizes revenue based on the fair value of each element.  This appears to be in conflict with the fact that the Company recognizes revenue based on the residual method.  Resolve this apparent conflict, including any necessary revisions to your revenue recognition policy.

Response:

Refer to the revised multiple element arrangement section of our revenue recognition policy in our response to the Staff’s telephonic comment 3 above.  We believe that the multiple element arrangement section of our revenue recognition policy above, as revised, addresses the apparent conflict noted by the Staff.  Specifically, the phrase “(ii) there is objective and reliable evidence of the fair value of the undelivered monitoring services” clearly indicates that the Company can only determine the fair value of the undelivered monitoring services.

Conclusion

In connection with responding to the Staff’s questions and comments communicated telephonically to the Company on June 10, 2008 and June 11, 2008, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (801) 451-6141 if you have any additional questions or comments concerning the Company’s responses herein.

Very truly yours,

RemoteMDx, Inc.

/s/ Michael Acton by Chad Olsen, Controller
Michael G. Acton
Chief Financial Officer